UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31270/ September 30, 2014

_____

In the Matter of   :
                                                                    :
GARRISON CAPITAL INC.   :
GARRISON CAPITAL SBIC LP   :
GARRISON CAPITAL ADVISERS LLC   :
GARRISON CAPITAL SBIC HOLDCO INC.   :
GARRISON CAPITAL SBIC GENERAL PARTNER LLC   :
                                                                    :
1290 Avenue of the Americas   :
Suite 914   :
New York, New York 10104   :
                                                                    :
(812-14320)   :
                                                                    :
_____   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Garrison Capital Inc., Garrison Capital SBIC LP, Garrison Capital Advisers LLC, Garrison
Capital SBIC Holdco Inc., and Garrison Capital SBIC General Partner LLC filed an application
on June 6, 2014, requesting an order under section 6(c) of the Investment Company Act of 1940
("Act") for an exemption from sections 18(a) and 61(a) of the Act. The order would permit the
Company to adhere to a modified asset coverage requirement.

On September 3, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31240). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 18(a) and 61(a), requested by Garrison Capital Inc., et al. (File No. 812-14320), is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary